Tempra Technology, Inc. Board of Directors

Burton "Skip" Sack. Mr. Sack was elected to our Board of Directors in 2005. He has been on the Board of Directors of the National Restaurant Association since 1995 and was Chair of the Board in 2005-2006. He currently serves on the Board of the Marine Corps Association and Foundation having served on the Board since 2009. He served on the Board of Applebee's International for 13 years; Tibersoft Corporation (a supply chain software company) for 15 years and currently serves on the Board of Cambryn Biologics (a blood fractionation company). He joined the U.S. Marine Corps at 17, and spent three years at duty stations, mostly in the Far East, and was discharged with the rank of Sergeant. Within a week of his discharge, he matriculated into the School of Hotel Administration at Cornell University, where he graduated in 3.5 years, with a Bachelor of Science Degree - With Distinction. He worked his way through school as a full-time Deputy Sheriff, attached to the Cornell University Police Department. Upon graduation, he joined the Howard Johnson Company as an Advertising Assistant, and worked his way up to Sr. Vice President for Real Estate, Architecture, Design, Construction and Corporate Development. At the time he left Howard Johnson's, they had 1100 Restaurants and over 400 Motor Lodges. With an investment group, Mr. Sack did a leveraged buyout, acquiring 15 Upscale Restaurants called Red Coach Grills. After selling off the restaurants for their real estate value, he acquired the New England franchise rights for Applebee's restaurants, when there were only two operating Applebee's. He proceeded to open 16 restaurants in eight years, and because his restaurants were high volume, and the most profitable in the system, Applebee's bought his franchise for stock, and elected him to their Board of Directors. When the company was sold in 2007, they had 2,200 operating restaurants, and he was the largest individual shareholder. Mr. Sack is also a life member of the Cornell University Council; a former member of the Dean's Advisory Board; a founding member of the Marine Corps Heritage Museum and a graduate of the PMD Program at the Harvard Business School.

Michael P. Esposito, Jr. Mr. Esposito was elected to Tempra's Board of Directors in 2009. He has served as the Chairman of the Board of Syncora Holdings, Ltd., a financial guarantee insurer from January 2008 – January 2020. Mr. Esposito previously served as Chairman of the Board of XL Capital, Ltd., an insurance company, from April 1995 to December 2007. From 1961 to 1995, Mr. Esposito held various positions at Chase Manhattan Corporation and The Chase Manhattan Bank NA, including Chief Financial Officer and Chief Administrative Officer. Mr. Esposito obtained a BBA degree in Marketing from the University of Notre Dame in 1961 and an MBA degree in accounting from New York University in 1967.

Dr. Jonathan L. Glashow. Dr. Glashow was elected to Tempra's Board of Directors in 2018. He is a Board-Certified orthopedic surgeon and Co-Chief of Sports Medicine and Clinical Associate Professor of Orthopedics at New York's Mount Sinai Medical Center. Widely respected for his precision and application of ground-breaking surgical techniques, Dr. Glashow has been in private practice for over 25 years, seeing a vast array of patients from all around the world. Routinely consulted for his opinion and treatment of elite professional athletes, Dr. Glashow acted as a medical media consultant for ESPN Sports and was a frequent guest on their morning sports show. His guest appearances on news broadcasts include CBS World News Tonight with John Roberts and CNN Evening News. He has been quoted in the New York Times, the New York Daily News, and the New York Post. For his superior patient care, Dr. Glashow has been awarded numerous distinctions. Castle Connolly, a major healthcare research company has ranked him one of America's Best Doctors, New York Magazine has featured him in numerous annual Best Doctors issues, and he has been listed as one of New York Metro Area's Best Doctors every year since 2000. He received his medical degree from Cornell University Medical College, after completing his undergraduate degree at Washington University. Dr. Glashow completed his residency at Lenox Hill Hospital in New York City in Orthopedic Surgery. He went on to earn sub-specialty fellowship training in sports medicine and

arthroscopic surgery at the Southern California Orthopedic Institute/UCLA in Los Angeles, California: followed by a traveling Shoulder Fellowship in London, Ontario Canada and the University of Texas at San Antonio. Dr. Glashow's level of expertise and commitment to advancement have contributed to over a decade's worth of prestigious publications and presentations. Most recently he was asked to travel to Johannesburg, South Africa to present at the National Basketball Association's Physician Society Outreach Program and Lenox Hill Hospital Sports Medicine Symposium to discuss his surgical advancements in ACL Reconstructions in Professional Athletes. His appointments include Chief Medical Officer for the New Jersey Devils Hockey Club, and the Chief Medical Office for the Philadelphia 76ers Basketball Club. He is a member of the National Hockey League Physicians Society, as well as the National Basketball Association Physicians Association, and Senior Attending Orthopaedic Surgeon at Lenox Hill Hospital. Dr. Glashow serves as a consultant to: General Electric, NBC Medical Department, Pfizer Medical Group, New York Rangers Hockey Club, Independent Doctors of New York Board of Directors, Equinox Fitness Clubs Medical Advisory Board, ESPN Sports and the University of Vienna, Austria -where he is a Teacher and Lecturer.

Barney J. Guarino is Founder, Chairman and CEO of Tempra Technology, Inc., a thermal R & D company with proprietary self-chilling and self-heating technologies for various product packaging applications in the food & beverage, cosmetics and personal care consumer markets and Military markets.
He has more than 25 years' experience in thermal technology and was granted a patent in self-heating technology. He has been a Director since the Company's inception in 1991, served as Chief Operating Officer of Tempra Technology from 1991, President from 1994 and Chief Executive Officer and Chairman of the Board since November 1998. From 1986 to 1991, he was employed with Merrill Lynch working in various areas of finance including Investment Banking, Business Brokerage and Valuation and Venture Capital. Prior to this he worked with Shearson-Lehman Bros. and was responsible for Retail and Institutional Sales which included trading precious metals on the floor of the NY COMEX (Commodity Exchange).
Mr. Guarino's education includes a Bachelor's degree from St. John's University in NY and is a graduate of The Executive Management Program at Northwestern's Kellogg School of Management specializing in creating and managing strategic alliances. In 2013, he received an Honorary Doctorate in Foodservice from the North American Association of Food Equipment Manufacturers.
Mr. Guarino has been an active member of the Research & Development Associates for Military Food & Packaging Systems (R&DA) since 1996 and in 2011 became Chairman of their Board of Directors.
Mr. Guarino is a Director of TEC International, a chief executive leadership organization. He is also a founding Board Member of 82° TECH, a regional technology association organized to form a Technology Hub in a "Research Triangle" type environment to facilitate the attraction of technology companies and skilled labor, as well as investment capital to Southwest Florida.
He co-founded Dileo Entertainment Group with music industry icon Frank Dileo in 2007, a diversified talent management company representing clients in all segments of the entertainment industry, which evolved into Michael Jackson's management, including the "This Is It Tour", a residency show of 50 concerts by Michael Jackson at the O2 Arena in London, scheduled to run from July 2009 to March 2010. Mr. Guarino is also founder and co-owner of Harbor Road Records – an independent record label.